Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 11, 2024

Jane Park and Abby Adams
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Siddhi Acquisition Corp Draft Registration Statement on Form S-1 Submitted August 20, 2024 CIK No. 0002034037

Dear Ms. Park and Ms. Adams:

On behalf of our client, Siddhi Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated September 17, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jane Park and Abby Adams U.S. Securities & Exchange Commission October 11, 2024 Page 2

Draft Registration Statement on Form S-1 submitted August 20, 2024

Cover Page

1. Please revise to clearly disclose whether redemptions will be subject to any limitations, as required by Item 1602(a)(2) of Regulation S-K. For example, we note your disclosure on page 29 and elsewhere in the registration statement relating to the limitation on redemptions by shareholders holding more than 15% of the shares sold in this offering if a shareholder vote is held.

Response: The Company has revised the disclosure on the cover page of the Amendment No. 1 in response to the Staff’s comment.

2. We note your cover page disclosure that your sponsor currently owns an aggregate of 5,750,000 Class B ordinary shares. Please revise your cover page to disclose the approximate price per share which the sponsor paid for the founder shares. We refer to your disclosure on page 10. See Item 1602(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amendment No. 1 in response to the Staff’s comment.

3. When discussing the amount of compensation received or to be received by the sponsor, its affiliates and promoters pursuant to Item 1602(a)(3) of Regulation S-K, please include the repayment of loans made by the sponsor for offering-related and organizational expenses, consulting, success or finder’s fees, reimbursement of out-of-pocket expenses relating to identifying completing an initial business combination, and the repayment of loans made by the sponsor to finance de-SPAC transaction costs, as applicable. Please revise also revise to disclose whether there will be material dilution of the purchasers’ equity interests, with prominent cross-references to sections labeled accordingly. Please revise to include any relevant disclosure in the prospectus summary and elsewhere in the prospectus, as required by Items 1602(b)(6) and 1603(a)(6).

Response: The Company has revised the disclosure on the cover page and page 11 of the Amendment No. 1 in response to the Staff’s comment.

Summary, page 1

4. We note your risk factor disclosure on page 58 that you may be required to obtain additional financing in connection with the closing of the initial business combination for general corporate purposes or if the cash portion of the purchase price exceeds the amount available from the trust account. Please revise your prospectus summary to describe your plans to seek additional financings and how the terms of additional may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: The Company has revised the disclosure on page 10 of the Amendment No. 1 in response to the Staff’s comment.

Jane Park and Abby Adams U.S. Securities & Exchange Commission October 11, 2024 Page 3

5. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period. Also disclose whether there are any limitations on the extensions, including the number of times. Finally, disclose the consequences to the sponsor of not completing an extension in this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure on pages 33, 64, 123 and 124 of the Amendment No. 1 in response to the Staff’s comment.

6. Please revise to broaden the conflicts of interest disclosure on pages 9 and 31 to discuss the conflicts of interest relating to (i) the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors and (ii) the terms of warrants held by the sponsor that may enable the sponsor to profit at times when an unaffiliated security holder cannot profit, such as when the public warrants are called for redemption. See Items 1602(b)(7) and 1603(b) of Regulation S-K.

Response: The disclosure on pages 9, and 39 of the Amendment No. 1 has been revised to discuss the conflicts relating to completing a transaction with an affiliate of the Company’s management team. The Company does not believe, however, that the private placement warrants will enable the sponsor to profit at times when an unaffiliated holder cannot profit as the terms of the private placement warrants are substantially the same as the public warrants.

Prior SPAC Experience, page 5

7. We refer to your disclosure relating to the involvement of Mr. Finn, Mr. Potter, Ms. Salerno and Mr. Selig with Rotor Acquisition Corp., which is now Palladyne AI Corp. You also disclose Mr. Selig’s involvement with Tuscan Holdings Corp., which is now Microvast Holdings, Inc. For each SPAC, disclose any extensions and redemption levels in connection with an extension and/or business combination. See Regulation S-K Item 1603(a)(3). Please also disclose recent stock price of Palladyne AI Corp. and Microvast Holdings, Inc.

Response: The Company has revised the disclosure on page 107 of the Amendment No. 1 in response to the Staff’s comment.

Initial Business Combination, page 7

8. Please state the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary duties or contractual obligations your officers or directors owe to other entities will materially affect your ability to complete your initial business combination. In addition, please revise to clarify that the company has waived the corporate opportunity doctrine, or otherwise clarify the statements, such as on page 9, that an officer or director may present a corporate opportunity to another entity to which they own a duty “subject to fiduciary duties under Cayman Islands law” and that your charter and bylaws provide for this “to the fullest extent permitted by law.”

Response: Response: The Company has revised the disclosure on pages 10, 14 and 15 of the Amendment No. 1 in response to the Staff’s comment.

Jane Park and Abby Adams U.S. Securities & Exchange Commission October 11, 2024 Page 4

Sponsor Information, page 9

9. We note your disclosure that other than the unnamed individuals to be identified, no other person has a direct or indirect material interest in your sponsor. Please identify these individuals in your next amendment. In addition to disclosing the persons who may have direct and indirect material interests in your sponsor, please also disclose the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 11 of the Amendment No. 1 in response to the Staff’s comment.

10. Please revise the first table on page 10 to include all compensation received or to be received by each of the sponsor and each of its affiliates and promoters, including the $150,000 loan made by your sponsor for a portion of the offering-related and organizational expenses, payment of any finder’s, advisory, consulting or success fees, the reimbursement of out-of-pocket expenses, the anti-dilution adjustment of the founder shares, and the repayment or reimbursement of out-of-pocket expenses or any other amounts. Please refer to Item 1602(b)(6) and 1603(a)(6) of Regulation S-K. Please also disclose the extent to which this compensation and issuance of securities to your sponsor, its affiliates and promoters may result in material dilution of the purchasers’ equity interests. For example, please tell us, with a view toward disclosure, whether the private warrants may be exercised on a cashless basis.

Response: The table on page 11 of the Amendment No.1 has been revised in accordance with the Staff’s comments. With respect to the warrants, the Company notes that the private placement warrants are only exercisable on a cashless basis on the same terms as the public warrants, and, therefore, the Company does not believe that investors will suffer dilution with respect to the terms of the private warrants as compared to the terms of the public warrants.

11. Please expand the table on page 10 addressing transfer restrictions to address the lock-up agreement with the underwriter discussed on page 172. See Item 1603(a)(9) of Regulation S-K. Please also revise the table to disclose natural persons who will be subject to restrictions related to Siddhi Sponsor LLC’s ownership of the Private Placement Warrants.

Response: The Company has revised the disclosure on page 13 of the Amendment No. 1 in response to the Staff’s comment.

Jane Park and Abby Adams U.S. Securities & Exchange Commission October 11, 2024 Page 5

The Offering, page 12

12. We refer to your disclosure relating to the voting rights of your shareholders in connection with the initial business combination. Please revise the first example at the top of page 20 to clarify the scenario you describe and how it differs from the second example.

Response: The Company has revised the disclosure on page 21 of the Amendment No. 1 in response to the Staff’s comment.

Summary Financial Data , page 34

13. Please clarify for us the reason you provide an adjustment for actual shareholders’ equity in (1) and (2). Also, please confirm the calculation for “as adjusted” total liabilities and whether it should also include the actual amount.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff to the fact that the actual shareholder equity is presented to capture the Company’s activity from inception through the anticipated close of the initial public offering for the as adjusted column. It is presented that the as adjusted column would represent the Company’s financial position assuming the Initial Public Offering occurred on this financial statement close date. As such, the As Adjusted column takes into consideration the various entries the Company will need to make at the date of the close. These entries include but are not limited to, accounting for the estimated payments of offering costs as presented in the use of proceeds, including proceeds from the private placement funds, payments of accrued offering costs and repayments of promissory notes. See below calculation to support the details above and the inclusion of the actual shareholders’ equity in (1) and (2) and to confirm the exclusion of the actual liability amount:

Jane Park and Abby Adams U.S. Securities & Exchange Commission October 11, 2024 Page 6

We may not be able to complete an initial business combination because such initial business combination may be subject to..., page 59

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company has revised the disclosure on page 66 of the Amendment No. 1 in response to the Staff’s comment.

Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 75

15. Please revise this risk factor to disclose that there is also a risk that your choice-of-forum provision may result in increased costs for warrant holders to bring a claim.

Response: The Company has revised the disclosure on page 83 of the Amendment No. 1 in response to the Staff’s comment.

Dilution, page 86

16. Outside of the dilution table on pages 86 and 87, please revise to describe each material potential source of future dilution following the registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of dilution should include the founder shares anti- dilution rights, shares that may be issued in connection with the closing of your initial business combination, and potential conversion of any working capital loans. Refer to Item 1602(c) of Regulation S-K.

Response: The Company has revised the disclosure on pages 95 and 96 of the Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 90

17. We note your disclosure on page 90 that you may withdraw interest for permitted withdrawals, including the payment of taxes. Please clarify whether this may include excise taxes. Please also include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to repay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that the redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: Because the Company is a non-U.S. entity and has not indicated that it intends to domesticate to the U.S., the Company does not believe that the stock buyback excise tax enacted as part of the Inflation Reduction Act will be applicable to it. Therefore, the Company has not included the risk factor requested in this comment.

Jane Park and Abby Adams U.S. Securities & Exchange Commission October 11, 2024 Page 7

Financial Statements

Warrant Instruments, page F-11

18. You indicate that you will classify both the public and private placement warrants as equity. We note on page 148 that the private placement warrants will be identical to the warrants sold in this offering except that there are certain restrictions and rights so long as they are held by your sponsor or its permitted transferees. Please confirm that there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, clarify how you analyzed those provisions in accordance with ASC 815-40.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff to the fact that the Company evaluated the Warrants issued as part of the Company’s initial public offering and concluded that such Warrants meet the requirements for equity classification under ASC 815-40.

Signatures, page II-5

19. Please include signature lines for at least a majority of your board of directors. Please refer to Instructions to the Signatures section of Form S-1.

Response: The Company has revised the disclosure on the signature page of the Amendment No. 1 in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner